UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

18 February 2022

To:	JSE Limited (JSE)

London Stock Exchange

Australian Securities Exchange

New York Stock Exchange

Notice of Dividend Currency Exchange Rate (South African Rand) 2022 Interim Dividend

Name of entity	BHP Group Limited	ABN 49 004 028 077

On 15 February 2022, the Board of BHP determined to pay an interim dividend of 150 US cents per share for the half year ended 31 December 2021.

The currency exchange rate applicable for the dividend payable in South African cents to shareholders on the BHP Group Limited South African branch register is based on the average rate over a two day period commencing on 17 February 2022 and ending on 18 February 2022 and is set out below:

Dividend 150 US cents per share	Exchange rate	Dividend per ordinary share in local currency
South African cents	14.97255	2,245.88250

The exchange rates applicable to the BHP dividend being paid in other currencies will be based on the foreign currency exchange rates on a single day or an average for a period of days ending on or before the dividend Record Date, being 25 February 2022. The applicable foreign currency exchange rates will be announced to the market on the Dividend Reinvestment Election Date, being 28 February 2022.

BHP Group Limited shareholders registered on the South African branch register will not be able to dematerialise or rematerialise their shareholdings between the dates of 23 February 2022 and 25 February 2022, both dates inclusive, nor will transfers between the Australian register and the South African branch register be permitted between the dates of 18 February 2022 and 25 February 2022, both dates inclusive.

The dividend will be paid on 28 March 2022.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000

Tel +61 1300 55 4757 Fax +61 3 9609 3015

NOTE: Additional information required by the JSE Listing Requirements

1.	The dividend should be regarded as a ‘foreign dividend’ for the purposes of South African income tax and South African dividends tax (Dividend Tax).

2.

Dividend Tax will be withheld from the amount of the gross interim dividend paid to shareholders on the South African branch register at the rate of 20 per cent, unless a shareholder qualifies for an exemption.

3.	After the Dividend Tax has been withheld, the net dividend will be 1,796.70600 South African cents per ordinary share.

4.	BHP Group Limited had a total of 5,062,323,190 ordinary shares in issue at the dividend determination date of 15 February 2022.

5.	The dividend will be paid out of retained earnings.

6.

For the avoidance of doubt, Dividend Tax, and therefore the information provided in this announcement, is only of direct application to shareholders on the BHP Group Limited South African branch register.

Shareholders holding dematerialised shares in Computershare Nominees should direct all queries in relation to the interim dividend including queries relating to dividend tax to:

BHP Group Limited Branch Registrar and Transfer Secretary

Computershare Investor Services (Pty) Limited

Rosebank Towers

15 Biermann Avenue

Rosebank

2196

South Africa

Private Bag X9000

Saxonwold

2132 South Africa

Telephone +27 11 373 0033

Facsimile +27 11 688 5217

Email enquiries: web.queries@computershare.co.za

Shareholders holding dematerialised shares through STRATE should contact their Central Securities Depository Participant (CSDP) or stockbroker in case of all queries in relation to the interim dividend including queries relating to Dividend Tax.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 18, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary